SEC FILE NUMBER
001-32375

CUSIP NUMBER
205684202

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Comstock Holding Companies, Inc.

Full Name of Registrant

Former Name if Applicable

1886 Metro Center Drive, Fourth Floor

Address of Principal Executive Office (Street and Number)

Reston, VA 20190

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Comstock Holding Companies, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 (the “Q3 2017 Form 10-Q”) by the November 14, 2017 filing date without unreasonable effort or expenses. The Company experienced unanticipated delays in the preparation of its quarter-end financial statements and disclosures primarily as a result the transaction to purchase all of the business assets of Monridge Environmental, LLC, pursuant to the Asset Purchase Agreement dated July 14, 2017. The time, effort and staffing requirements necessary to complete the review of this transaction and related documents for proper disclosure in the Q3 2017 Form 10-Q, and the consolidated financial statements therein, have been greater than expected. The Company expects to file the Q3 2017 Form 10-Q on or prior to the fifth calendar day extension provided by Rule 12b- 25 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher Conover	703	230-1152
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenues for the three month periods ended September 30, 2017 and 2016 were $13.8 million and $13.1 million, respectively. Total revenues for the nine-month periods ended September 30, 2017 and 2016 were $34.6 million and $32.8 million, respectively. The Company expects to report a net loss attributable to common stockholders of $(1.5) million or $(0.45) per diluted share for the three month period ended September 30, 2017, compared to $(1.1) million or $(0.34) per diluted share for the comparable period in 2016. The Company expects to report a net loss attributable to common stockholders of $(0.8) million or $(0.25) per diluted share for the nine month period ended September 30, 2017, as compared to a net loss attributable to common stockholders of $(4.9) million or $(1.49) per diluted share for the nine month period ended September 30, 2016.

The Company intends to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 on or before the fifth calendar day following the prescribed due date.

The foregoing statement about the anticipated timing of the filing of the Form 10-Q is a forward-looking statement within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned not to place undue reliance upon forward looking statements in this notification of late filing. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.

Comstock Holding Companies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2017	By:	/s/ Christopher L. Conover
	Name:	Christopher L. Conover
	Title:	Chief Financial Officer